Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Income before income taxes	$450	$903	$1,051	$620	$517
Add: estimated fixed charges	1,156	1,204	1,180	1,253	1,327
Add: estimated amortization of capitalized interest	13	14	15	12	12
Less: interest capitalized	(18)	(14)	(21)	(16)	(14)

Total earnings available for fixed charges	$1,601	$2,107	$2,225	$1,869	$1,842

Estimate of interest factor on rentals	$99	$101	$90	$98	$104
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	1,039	1,089	1,069	1,139	1,209
Interest capitalized	18	14	21	16	14

Total fixed charges	$1,156	$1,204	$1,180	$1,253	$1,327

Ratio of earnings to fixed charges	1.4	1.8	1.9	1.5	1.4

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.